FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated June 1, 2020

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Material Fact

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly-Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/MF) No. 07.628.528/0001-59

State Registry (NIRE) 35.300.326.237

SALE ALTO TAQUARI FARM

A BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (B3: AGRO3) (NYSE: LND), complying with the provisions of Article 157, Paragraph 4 of Law 6404/76 and of Instruction No. 358/02 of the Brazilian Securities and Exchange Commission (“CVM”), informs its shareholders and the market in general that it has sold an area of 105 arable hectares of Alto Taquari Farm, located in Alto Taquari, Mato Grosso state.

The total amount of the sale was 1,100 soybean bags per arable hectare or R$11.0 million (~R$105,000/ha). The buyer made the initial payment of 22,000 soybean bags, totaling R$1.7 million. The remaining balance will be paid in five annual installments.

From the accounting perspective, this plot of the farm is valued in the Company’s books at R$1.3 million (acquisition cost + investments net of depreciation) and this partial sale has an expected Internal Rate of Return (IRR) in R$ of 21%.

The property was acquired in 2007 and two sales have already been made, of 103 hectares and 85 hectares in November 2018 and October 2019, respectively. Resulting in a total 5,103 hectares (3,503 arable hectares) remaining in the portfolio after the three sales. All sales were made in the amount of 1,100 bags of soybeans per arable hectare, higher than the internal appraisal of June 30, 2019.

Such sale is in line with the Company’s business strategy that focuses not only on agricultural production but also on capital gains through the sale of properties.

São Paulo, June 1st, 2020.

Gustavo Javier Lopez

CAO & IRO

Investor Relations:

Phone: +55 (11) 3035-5374

E-mail: ri@brasil-agro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2020.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer